 **Mario Gabelli**
@MarioGabelli



Dril-Quip (DRQ) ... why we are focused on pending deal..and how we plan to vote ....trying to share our focused research with counterpart and their surrogates at Vanguard and BlackRock ...I'll share results ..so far ..hall of shame candidate..

10:31 AM · Aug 15, 2024 · **1,478** Views